Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-224669 on Form S-3 of our report dated November 19, 2018 (March 1, 2019, as to the effects of the adoption of ASU 2017-07 during the three months ended December 31, 2018 and December 1, 2020 as to the effects of the change in accounting principle for calculating the market-related value of assets used in the determination of net periodic pension and other post-retirement benefit plan costs), relating to the financial statements of Washington Gas Light Company, appearing in this Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ Deloitte & Touche LLP
McLean, Virginia
February 26, 2021